**United States**
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

## December 21, 2005
*Date of report (date of earliest event reported)*

| Commission File No. | Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No. | IRS Employer Identification No. |
|---|---|---|
| 000-49965 | **MGE Energy, Inc.**<br>*(a Wisconsin Corporation)*<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000<br>www.mgeenergy.com | 39-2040501 |
| 000-1125 | **Madison Gas and Electric Company**<br>*(a Wisconsin Corporation)*<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000 | 39-0444025 |

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Item 1.01. Entry into a Material Definitive Agreement.

On December 21, 2005, MGE Energy, Inc. ("MGEE") entered into a $80 million committed revolving credit agreement. Also on December 21, 2005, Madison Gas and Electric Company ("MGE") amended and restated its $45 million committed revolving credit agreement dated July 14, 2004. See Item 2.03 for a description of the terms of the agreements.

### MGE Note Modification Agreement

On December 21, 2005, MGE amended its existing uncommited, unsecured $20 million line of credit note with JPMorgan Chase Bank, N.A., to extend the availability of the full $20 million, until March 31, 2006. Prior to this amendment, the availability was scheduled to reduce to $10 million on December 31, 2005, through March 31, 2006. The line of credit note was originally entered into on November 28, 2005, and is described in Item 2.03 of MGE's Current Report on Form 8-K dated November 28, 2005, which was filed with the SEC on December 1, 2005.

## Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

### MGEE Revolving Credit Agreement

On December 21, 2005, MGEE entered into an unsecured revolving credit facility under which it may borrow up to $80 million from a group of lenders, of which JPMorgan Chase Bank, N.A., is the administrative agent. MGEE has the right to request an increase in the aggregate commitment up to a maximum amount of $20 million so long as no default or unmatured default exists. The credit facility is available for the issuance of letters of credit. The credit facility matures December 21, 2010. Interest rates on borrowings under the credit facility are based on either prime or the London Interbank Offering Rate (LIBOR) plus an adder based on the credit rating of MGE. The current adder is 0.40% per annum, and the maximum adder is 0.75% per annum. Interest is payable monthly. Amounts borrowed may be repaid and reborrowed from time to time until maturity. The credit agreement requires MGEE to maintain a ratio of consolidated debt to consolidated total capitalization not to exceed a maximum of 65%.

### MGE Amended and Restated Revolving Credit Agreement

Also on December 21, 2005, MGE entered into an amended and restated unsecured revolving credit facility under which it may borrow up to $55 million from a group of lenders, of which JPMorgan Chase Bank, N.A., is the administrative agent. This credit facility amends and replaces the revolving facility dated July 14, 2004, in the amount of $45 million. The credit facility is available for the issuance of letters of credit. The credit facility matures December 21, 2010. Interest rates on borrowings under the credit facility are based on either prime or the London Interbank Offered Rate (LIBOR) plus an adder based on the credit rating of MGE. The current adder is 0.40% per annum, and the maximum adder is 0.75% per annum. Interest is payable monthly. Amounts borrowed may be repaid and reborrowed from time to time until maturity. The credit agreement requires MGE to maintain a ratio of consolidated debt to consolidated total capitalization not to exceed a maximum of 65%.

# Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

**MGE Energy, Inc.**
(Registrant)


/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: December 27, 2005


**Madison Gas and Electric Company**
(Registrant)


/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: December 27, 2005